Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2015 Results

CHONGQING, China—March 24, 2016—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2015.

Fourth Quarter 2015 Financial and Operating Highlights

•	Polysilicon production volume of 3,547 MT in Q4 2015, an increase of 31.9% from 2,689 MT in Q3 2015
•	Polysilicon external sales volume(1) of 3,092 MT in Q4 2015, an increase of 35.8% from 2,277 MT in Q3 2015
•	Polysilicon average total production cost(2) of $9.74/kg in Q4 2015, a decrease of 12.7% from $11.15/kg in Q3 2015
•	Polysilicon average cash cost(2) of $7.69/kg in Q4 2015, a decrease of 11.7% from $8.71/kg in Q3 2015
•	Average selling price (ASP) of polysilicon was $13.86/kg in Q4 2015, a decrease of 7.5% from $14.98/kg in Q3 2015
•	Solar wafer sales volume of 21.0 million pieces in Q4 2015, an increase of 9.9 % from 19.1 million pieces in Q3 2015
•	Revenue of $59.3 million in Q4 2015, an increase of 27.3% from revenue of $46.6 million in Q3 2015
•	Non-GAAP gross margin(3) of 31.9% in Q4 2015, up from 23.4% in Q3 2015
•	EBITDA(non-GAAP)(3) of $23.4 million in Q4 2015, an increase of 56.3% from $15.0 million in Q3 2015
•	EBITDA margin (non-GAAP)(3) of 39.5% in Q4 2015, compared to 32.1% in Q3 2015
•	Net income attributable to Daqo New Energy shareholders of $9.6 million in Q4 2015, compared to $3.1 million in Q3 2015 and $3.6 million in Q4 2014
•	Earnings per basic ADS of $0.92 in Q4 2015, compared to $0.29 in Q3 2015, and $0.40 in Q4 2014
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $11.9 million in Q4 2015, compared to $6.3 million in Q3 2015 and $7.1 million in Q4 2014
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $1.14, compared to $0.60 in Q3 2015, and $0.79 Q4 2014

	Three months ended
US$ millions except as indicated otherwise	December 31, 2015	September 30, 2015	December 31, 2014
Revenues	59.3	46.6	49.5
Gross profit	16.9	8.6	12.6
Gross margin	28.5%	18.4%	25.4%
Income from operations	14.3	6.7	7.6
Net income attributable to Daqo New Energy shareholders	9.6	3.1	3.6
Earnings per basic ADS ($ per ADS)	0.92	0.29	0.40
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders	11.9	6.3	7.1
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	1.14	0.60	0.79
Non-GAAP gross profit(3)	18.9	10.9	15.9
Non-GAAP gross margin(3) (%)	31.9%	23.4%	32.1%
EBITDA (non-GAAP)(3)	23.4	15.0	14.7
EBITDA margin(3) (non-GAAP)	39.5%	32.1%	29.6%
Polysilicon sales volume (MT) (1)	3,092	2,277	1,646
Polysilicon production cost ($/kg)(2)	9.74	11.15	13.23
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.69	8.71	10.88

Full Year 2015 Financial and Operating Highlights

•	Polysilicon production volume of 9,771 MT in 2015, an increase of 48.9% from 6,560 MT in 2014
•	Polysilicon external sales volume(1) of 8,234 MT in 2015, an increase of 37.9% from 5,972 MT in 2014
•	Solar wafer sales volume of 76.4 million pieces in 2015, an increase of 8.4% from 70.5 million pieces in 2014
•	Revenue of $182.0 million in 2015, compared to $182.6 million in 2014
•	Non-GAAP gross margin(3) of 26.5% in 2015, an decrease from 31.3% in 2014
•	EBITDA(non-GAAP)(3) of $ 58.2 million in 2015, an decrease of 2.9% from $60.0 million in 2014
•	EBITDA margin (non-GAAP)(3) of 32.0% in 2015, compared to 32.9% in 2014
•	Net income attributable to Daqo New Energy shareholders of $13.0 million in 2015, decreased from $16.6 million in 2014
•	Earnings per basic ADS of $1.26 in 2015, decreased from $2.02 in 2014
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $ 27.4 million in 2015, compared to $ 32.3 million in 2014
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $2.65 in 2015, compared to $3.91 in 2014

Notes:

(1) Polysilicon external sales volume excludes internal sales of polysilicon to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods which has been accepted by customers and thus the corresponding revenue has been recognized during the reporting period.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang divided by the production volume in the quarter.

(3) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income attributable to our shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

“In the fourth quarter of 2015, we delivered strong operating and financial results that were beyond our internal expectations. Our polysilicon facilities were running successfully at full capacity for the entire quarter, and we are excited to report that both our external sales volume and cost structure exceeded our prior guidance. We achieved record-high quarterly polysilicon production volume of 3,547 MT, an increase of 31.9% from 2,689 MT in the third quarter of 2015 and 12% above our name plate capacity. Thanks to our technology and operations team, we made solid progress on our cost reduction efforts, and reduced our polysilicon average total production cost and cash cost even further to $9.74/kg and $7.69/kg, respectively, which is our lowest-ever cost and ahead of our cost reduction roadmap," said Dr. Gongda Yao, CEO of Daqo New Energy.

In the fourth quarter of 2015, we generated revenue of $59.3 million, an increase of 27.3% as compared to the third quarter of 2015. We achieved EBITDA margin of 39.5%, which increased from 32.1% in the third quarter of 2015. Our income from operations was $14.3 million, an increase of 113.4% from $6.7 million in the third quarter of 2015. Despite a 7.5% reduction in polysilicon ASPs as compared to the third quarter of 2015, we were able to deliver higher gross margin, operating margin and net margin in the fourth quarter as compared to the third quarter, primarily as a result of our successful cost reduction efforts in polysilicon manufacturing.

In February 2016, we began to see recovery in polysilicon ASPs, driven by strong customer demand for our high-purity polysilicon products. Furthermore, we saw overall polysilicon channel inventory reduced to a normal level by strong end market demand. As the industry and our customers continue to add on additional wafer capacities through 2016, we anticipate continued strong demand for polysilicon. As of March 2016, the spot market price for polysilicon has rebounded by approximately 15% as compared to December of 2015, and we expect to see stable to improving polysilicon ASPs in the coming quarters supported by strong end market demand and increases in downstream solar manufacturing capacities.

Additionally, our Chongqing wafer subsidiary was operating well and contributed meaningfully to the company’s financial performance. Wafer gross margin, on a standalone basis, improved to 25.8%, a substantial increase from third quarter gross margin of 17.4%. The improvement in gross margin was driven primarily by a 9% improvement in product pricing, as well as further reductions in manufacturing costs. Currently our wafer annual capacity is approximately 87 million pieces. As we continue to execute on our technology enhancement project at our wafer manufacturing facilities to increase production volume and further reduce cost, with the goal to achieve an annual production capacity of 100 million pieces by mid-2016, we anticipate our wafer subsidiary would continue to contribute positively to the company’s financial results.

Market outlook and Q1 2016 guidance

Global solar PV installations in 2015 totaled approximately 57 GW, representing a 26.7% increase from 45 GW in 2014. China, Japan and the United States are the three largest solar PV markets globally in 2015. China installed 14.95 GW solar PV system in 2015, ranking No.1 globally in terms of volume for three consecutive years, with China’s cumulative solar PV installation reaching 43 GW by the end of the year. In the draft version of China’s “13th Five-Year-Plan”, the cumulative solar PV installation is expected to reach 150 GW, which means China would install an additional 107 GW over the next five years from 2016 to 2020 in order to meet the target. In December 2015, the United States announced a 5-year extension for Solar Investment Tax Credit (ITC), which provides a 30 percent tax credit for solar systems on residential and commercial properties. The extension will significantly support the deployment of solar energy in the United States in the next five years. In addition, several emerging solar end markets are experiencing rapid growth, including India, Southeast Asia, Latin America and Africa. In particular, India’s solar PV installation is reported to be approximately 2 GW in 2015, which makes it the fifth largest solar PV market in the world. India’s newly added solar PV installation is expected to be approximately 4.8 GW in 2016. According to several market forecast reports, the global solar PV installations in 2016 are expected to be in the range of 62 to 65 GW. We believe the overall solar PV demand will remain strong in 2016, resulting in favorable demand for polysilicon in the year.

For the first quarter of 2016, the Company expects to sell approximately 2,800 MT to 3,000 MT of polysilicon to external customers. The above guidance reflects increased consumption of polysilicon internally by our own wafer subsidiary due to increased wafer production and wafer capacity expansion. Wafer sales volume is expected to be approximately 21.5 million to 22.0 million pieces for the quarter. This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2015 Results

Revenues

Revenues were $59.3 million, compared to $46.6 million in the third quarter of 2015 and $49.5 million in the fourth quarter of 2014.

Revenues from polysilicon sales to external customers were $42.9 million, compared to $34.1 million in the third quarter of 2015, and $33.8 million in the fourth quarter of 2014. The increase in polysilicon revenue was driven primarily by an increase in external polysilicon sales volume, offset by lower ASPs. External sales volume was 3,092 MT during the fourth quarter, compared to 2,277 MT in the third quarter of 2015 and 1,646 MT in the fourth quarter of 2014. With the successful ramp up of the Company’s phase 2B polysilicon expansion in Xinjiang, the company reached full production during the quarter and produced 3,547 MT of polysilicon in the fourth quarter of 2015, an increase of 31.9% from 2,689 MT in the third quarter of 2015. Average selling price (ASP) of polysilicon was $13.86/kg in the fourth quarter of 2015, a decrease of 7.5% from $14.98/kg in the third quarter of 2015.

Revenues from wafer sales were $16.4 million, compared to $12.5 million in the third quarter of 2015 and $15.7 million in the fourth quarter of 2014. Wafer sales volume was 21.0 million pieces, compared to 19.1 million pieces in the third quarter of 2015, and 18.6 million pieces in the fourth quarter of 2014.The increase in revenue from the third quarter of 2015 was primarily due to higher sales volume and higher wafer ASPs.

Gross profit and margin

Gross profit was approximately $16.9 million, compared to $8.6 million in the third quarter of 2015 and $12.6 million in the fourth quarter of 2014. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon operations in Chongqing, was approximately $18.9 million, compared to $10.9 million in the third quarter of 2015 and $15.9 million in the fourth quarter of 2014.

Gross margin was 28.5%, compared to 18.4% in the third quarter of 2015 and 25.4% in the fourth quarter of 2014. The improvement in gross margin compared to the third quarter of 2015 was primarily due to our continuous cost reduction effort in polysilicon manufacturing, partially offset by polysilicon ASP decline, as well as higher wafer ASPs combined with our improved wafer processing cost.

In the fourth quarter of 2015, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $2.0 million, compared to $2.3 million in the third quarter of 2015 and $3.3 million in the fourth quarter of 2014. Excluding such costs, the non-GAAP gross margin was approximately 31.9%, compared to 23.4% in the third quarter of 2015 and 32.1% in the fourth quarter of 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses were $2.3 million, compared to $2.9 million in the third quarter of 2015 and $4.7 million in the fourth quarter of 2014.

Research and development expenses

Research and development expenses were approximately $0.5 million, compared to $0.1 million in the third quarter of 2015 and $0.2 million in the fourth quarter of 2014.

Other operating income (expense)

Other operating income was $1.7 million, compared to $1.1 million in the third quarter of 2015 and other operating expense of $0.1 million in the fourth quarter of 2014. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Impairment of long-lived assets

The Company recognized $1.6 million fixed assets impairment loss in the fourth quarter of 2015, compared to nil in the third quarter of 2015 and nil in fourth quarter of 2014. The company is currently in the process of relocating and repurposing the Company’s temporarily idle polysilicon machinery and equipment in Chongqing to the Company’s Xinjiang polysilicon manufacturing facility. The impairment loss incurred was related to the identified relocation assets in Chongqing that were not transferrable and could not be reutilized by its Xinjiang polysilicon expansion project.

Income from operations and operating margin

Income from operations was $14.3 million, compared to $6.7 million in the third quarter of 2015 and $7.6 million in the fourth quarter of 2014.

Operating margin was 24.1%, compared to 14.3% in the third quarter of 2015 and 15.4% in the fourth quarter of 2014.

Net interest expense

Net interest expenses were $4.0 million, compared to $3.0 million in the third quarter of 2015 and $4.0 million in the fourth quarter of 2014.

EBITDA

EBITDA was $23.4 million, compared to $15.0 million in the third quarter of 2015 and $14.7 million in the fourth quarter of 2014. EBITDA margin was 39.5%, compared to 32.1% in the third quarter of 2015 and 29.6% in the fourth quarter of 2014.

Net income attributable to our shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $9.6 million, compared to $3.1 million in the third quarter of 2015 and $3.6 million in the fourth quarter of 2014.

Earnings per basic ADS were $0.92, compared to $0.29 in the third quarter of 2015 and $0.40 in the fourth quarter of 2014.

Financial Condition

As of December 31, 2015, the Company had $33.6 million in cash and cash equivalents and restricted cash, compared to $68.7 million as of September 30, 2015 and $29.2 million as of December 31, 2014. The decrease in cash and cash equivalents and restricted cash compared to the third quarter of 2015 was primarily due to loan repayments amounting to $31.6 million.

As of December 31, 2015, the accounts receivable balance was $19.9 million, compared to $15.4 million as of September 30, 2015 and $8.7 million as of December 31, 2014. As of December 31, 2015, the notes receivable balance was $11.1 million, compared to $16.5 million as of September 30, 2015 and $50.2 million as of December 31, 2014. As of December 31, 2015, total borrowings were $242.5 million, of which $118.5 million were long-term borrowings, compared to total borrowings of $259.1 million, including $144.0 million long-term borrowings as of September 30, 2015, and total borrowings of $237.1 million, including $77.3 million long-term borrowings as of December 31, 2014. As of December 31, 2015, the notes payable balance was $20.2 million, compared to $52.2 million as of September 30, 2015 and $48.9 million as of December 31, 2014.

Cash Flows

For the twelve months ended December 31, 2015, net cash provided by operating activities was $66.4 million, compared to net cash used in operating activities of $45.6 million in the same period of 2014.

For the twelve months ended December 31, 2015, net cash used in investing activities was $74.1 million, compared to $90.6 million in the same period of 2014. The net cash used in investing activities in 2014 and 2015 was primarily related to the capital expenditure of Xinjiang Phase 2b polysilicon project.

For the twelve months ended December 31, 2015, net cash provided by financing activities was $15.2 million, compared to $44.3 million in the same period of 2014. The net cash provided by financing activities in 2015 was primarily contributed by the net proceeds from the follow-on offering in February 2015 and net bank loan borrowings.

Full Year 2015 Results

Revenues

Revenues were $182.0 million in 2015, compared to $182.6 million in 2014.

Revenues from polysilicon sales to external customers were $125.9 million in 2015, compared to $127.7 million in 2014. The polysilicon sold in 2014 and 2015 was mostly contributed by our Xinjiang facilities. During the third quarter of 2015, we successfully ramped up our Phase 2B expansion project, which increased our annual capacity from 6,150 MT to 12,150 MT. As a result, our polysilicon production volume increased by 48.9% from 6,560 MT in 2014 to 9,771 MT in 2015. Accordingly, our external polysilicon sales volume increased by 37.9% from 5,972 MT in 2014 to 8,234 MT in 2015. Nevertheless, the improvement in external sales volume was offset by the decrease in our annual polysilicon average selling prices ("ASP") which decreased by 28.5% from $21.37/kg in 2014 to $15.29/kg in 2015.

Revenues from wafer sales were $56.1 million in 2015, compared to $54.9 million in 2014. Wafer sales volume was 76.4 million pieces, compared to 70.5 million pieces in 2014. The increase in wafer revenues as compared to 2014 was primarily due to higher sales volume.

Gross profit and margin

Gross profit for 2015 was $37.6 million, decreased by 13.2% from $43.3 million in 2014. Gross margin was 20.6% in 2015, compared to 23.7% in 2014. The decrease in gross profit and gross margin was primarily due to decreased gross profit and gross margin of our polysilicon sector offset by the improved gross margin and gross margin of our wafer sector.

In 2015, gross profit of our polysilicon sector was $38.9 million excluding the cost of non-operational Chongqing polysilicon operations of $10.7 million, decreased from $50.1 million in 2014. Gross margin of our polysilicon sector was 30.9%, decreased from 39.2% in 2014. The decrease in polysilicon gross profit and gross margin was primarily due to lower polysilicon ASPs, despite that we successfully reduced our annual polysilicon total production cost by 17.9% from $13.68/kg in 2014 to $11.23/kg in 2015.

In 2015, gross profit of our wafer sector was $9.4 million, increased from $7.0 million in 2014. Gross margin of our wafer sector was 16.7%, increased from 12.8% in 2014. The improvement in wafer gross profit was primarily due to the reduced wafer production cost and higher sales volume.

In 2015, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $10.7 million, compared to $13.9 million in 2014. Excluding such costs, the non-GAAP gross margin was approximately 26.5% in 2015, compared to 31.3% in 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses were $12.7 million in 2015, compared to $10.3 million in 2014. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume and less reversal of bad debt expense.

Research and development expenses

Research and development expenses were $0.9 million in 2015, compared to $1.5 million in 2014. The research and development expenses in 2015 and 2014 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

Long-lived assets impairment loss

In the fourth quarter of 2015, the Company recognized a $1.6 million impairment loss related to the long-lived assets of its Wanzhou polysilicon facilities. In 2014, no long-lived assets impairment loss was recognized.

Other operating income

Other operating income was $3.8 million in 2015, compared to $0.6 million in 2014, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which varies from period to period at the discretion of the government.

Income from operations and operating margin

As a result of the foregoing, income from operations was $26.2 million in 2015, compared to $32.0 million in 2014. Operating margin was 14.4% in 2015, compared to 17.5% in 2014.

Net interest expense

Net interest expenses were $12.7 million in 2015, compared to $15.3 million in 2014. The decrease was primarily due to a decrease in bank borrowing balance combined with a decreased average borrowing interest rate.

Income tax expense

Income tax expenses were $1.1 million in 2015, compared to $nil million in 2014. In 2015 one of our PRC entities started to pay enterprise income tax as a result of the recovery of accumulated loss.

Net income attributable to our shareholders and earnings per ADS

As a result of the factors described above, we had net income attributable to our shareholders of $13.0 million in 2015, compared to $16.7 million in 2014. Earnings per basic ADS were $1.26 in 2015, compared to $2.02 in 2014. Adjusted net income (non-GAAP) attributable to our shareholders was $ 27.4 million in 2015, compared to $32.3 million in 2014. Adjusted earnings per basic ADS (non-GAAP) were $2.65 in 2015, compared to $3.91 in 2014.

Use of Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to our shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. Adjusted net income attributable to our shareholders and adjusted earnings per basic ADS excludes costs related to the non-operational polysilicon assets in Chongqing as described above. It also excludes costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on March 24, 2016.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272

China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992
Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/dq/20160324/default.aspx

A replay of the call will be available 1 hour after the end of the conference through March 31, 2016.The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10082313

To access the replay using an international dial-in number, please select the link below.
https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2016 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	2015	2014

Revenues	$59,277	$46,562	$49,472	$182,041	$182,572
Cost of revenues	(42,362)	(37,988)	(36,911)	(144,491)	(139,309)
Gross (loss)/profit	16,915	8,574	12,561	37,550	43,263
Operating expenses
Selling, general and administrative expenses	(2,261)	(2,943)	(4,739)	(12,604)	(10,294)
Research and development expenses	(516)	(94)	(156)	(924)	(1,487)
Other operating income	1,745	1,115	(53)	3,825	553
Impairment of long-lived assets	(1,623)	-	-	(1,623)	-
Total operating expenses	(2,655)	(1,922)	(4,948)	(11,326)	(11,228)
Income from operations	14,260	6,652	7,613	26,224	32,035
Interest expense	(4,260)	(3,062)	(4,032)	(13,174)	(15,654)
Interest income	258	51	25	494	324
Foreign exchange gain (loss)	(6)	1	-	641	(56)
Income before income taxes	10,252	3,642	3,606	14,185	16,649
Income tax expense	(542)	(559)	-	(1,138)	-
Net income	9,710	3,083	3,606	13,047	16,649
Net income attributable to noncontrolling interest	91	-	-	91	-
Net income attributable to Daqo New Energy Corp. shareholders	$9,619	$3,083	$3,606	$12,956	$16,649

Net income	9,710	3,083	3,606	13,047	16,649
Other comprehensive income (loss):
Foreign currency translation adjustments	(5,333)	(5,815)	(2,149)	(11,286)	(3,662)
Total other comprehensive income (loss)	(5,333)	(5,815)	(2,149)	(11,286)	(3,662)
Comprehensive income (loss)	4,377	(2,732)	1,457	1,761	12,987
Comprehensive income (loss) attributable to noncontrolling interest	61	-	-	61	-
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$4,316	$(2,732)	$1,457	$1,700	$12,987

Earnings per ADS
Basic	0.92	0.29	0.40	1.26	2.02
Diluted	0.91	0.29	0.39	1.24	1.97
Weighted average ADS outstanding
Basic	10,447,744	10,508,161	8,943,114	10,320,634	8,253,999
Diluted	10,570,777	10,630,996	9,143,039	10,456,477	8,454,146

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014

ASSETS:
Current Assets:
Cash and cash equivalents	$14,490	$27,955	$7,068
Restricted cash	19,063	40,729	22,169
Accounts receivable, net	19,850	15,400	8,714
Notes Receivable	11,110	16,474	50,240
Prepaid expenses and other current assets	12,235	15,543	12,836
Advances to suppliers	1,028	913	1,353
Inventories	10,716	12,157	9,582
Amount due from related party	285	2,421	9,987
Total current assets	88,777	131,592	121,949
Property, plant and equipment, net	544,326	557,737	559,006
Prepaid land use right	27,122	27,867	29,007
Deferred tax assets	627	-	-
Other non-current assets	-	165	169
TOTAL ASSETS	660,852	717,361	710,131

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	123,937	115,159	159,804
Accounts payable	17,492	16,728	16,784
Notes payable	20,153	52,248	48,942
Advances from customers	8,183	7,282	7,308
Payables for purchases of property, plant and equipment	49,675	51,359	64,576
Accrued expenses and other current liabilities	8,617	8,934	8,956
Amount due to related party	46,397	57,918	89,698
Income tax payable	941	201	-
Total current liabilities	275,395	309,829	396,068
Long-term borrowings	118,548	143,949	77,336
Advance from customers – long term portion	-	-	3,401
Other long Term Liabilities	25,253	25,980	26,558
TOTAL LIABILITIES	419,196	479,758	503,363

EQUITY:
Ordinary shares	26	26	22
Treasury stock	(1,749)	(1,149)	(399)
Additional paid-in capital	236,358	234,807	203,125
Accumulated losses	(3,061)	(12,681)	(16,019)
Accumulated other comprehensive income	8,780	14,083	20,039
Total Daqo New Energy Corp.’s shareholders’ equity	240,354	235,087	206,768
Noncontrolling interest	1,302	2,516	-
Total equity	241,656	237,603	206,768

TOTAL LIABILITIES & EQUITY	660,852	717,361	710,131

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the twelve months ended December 31,
	2015	2014
Operating Activities:
Net income (loss)	$13,047	$16,649
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Long-lived assets impairment	1,623	-
Share-based compensation	3,688	1,793
Inventory write-down	62	175
Allowance for doubtful accounts	(2,027)	(3,824)
Depreciation of property, plant and equipment	31,361	28,008
Disposal of Assets Loss	166	315

Changes in operating assets and liabilities:
Accounts receivables	(10,399)	4,775
Notes receivables	36,898	(34,702)
Prepaid expenses and other current assets	30	10,217
Advances to suppliers	264	(513)
Inventories	(1,622)	485
Amount due from related parties	5,481	2,193
Amount due to related parties	2,178	(452)
Prepaid land use rights	596	623
Other non-current assets	162	230
Accounts payable	1,453	(476)
Notes payable	(14,733)	31,993
Accrued expenses and other current liabilities	59	1,678
Income tax payable	941	-
Advances from customers	(2,051)	(13,813)
Deferred tax assets	(627)	-
Deferred government subsidies	(125)	266
Net cash provided by (used in) operating activities	66,425	45,620

Investing activities:
Purchases of property, plant and equipment	(81,364)	(77,029)
Proceeds from disposition of Nanjing Daqo	5,110	-
(Increase) decrease in restricted cash	2,122	(13,560)
Net cash used in investing activities	(74,132)	(90,589)

Financing activities:
Proceeds from related parties loans	245,958	275,134
Repayments of related parties loans	(276,575)	(275,089)
Proceeds from bank borrowings	237,032	176,115
Repayments of bank borrowings	(220,611)	(186,550)
Proceeds from follow-on equity offering	30,030	58,000
Issuance cost for follow-on equity offering	(2,033)	(3,376)
Cash received from exercise of options	276	37
Repurchase of stocks	(1,350)	-
Proceeds from the sale of ownership interests by Xinjiang Daqo	2,516	-
Net cash provided by financing activities	15,243	44,271

Effect of exchange rate changes	(114)	(65)
Net (decrease) increase in cash and cash equivalents	7,422	(763)
Cash and cash equivalents at the beginning of the year	7,068	7,831
Cash and cash equivalents at the end of the year	14,490	7,068

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Twelve months Ended
	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Gross profit / (loss)	16,915	8,574	12,561	37,550	43,263
Costs related to the non-operational Chongqing polysilicon operations	1,976	2,327	3,329	10,725	13,874
Non-GAAP gross profit	18,891	10,901	15,890	48,275	57,137

	Three months Ended			Twelve months Ended
	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Gross margin	28.5%	18.4%	25.4%	20.6%	23.7%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	3.4%	5.0%	6.7%	5.9%	7.6%
Non-GAAP gross margin	31.9%	23.4%	32.1%	26.5%	31.3%

	Three months Ended			Twelve months Ended
	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Net income / (loss)	9,710	3,083	3,606	13,047	16,649
Income tax expense	542	559	-	1,138	-
Interest expense	4,260	3,062	4,032	13,174	15,654
Interest income	(258)	(51)	(25)	(494)	(324)
Depreciation	9,131	8,305	7,052	31,361	28,008
EBITDA (non-GAAP)	23,385	14,958	14,665	58,226	59,987
EBIDTA margin (non-GAAP)	39.5%	32.1%	29.6%	32.0%	32.9%

	Three months Ended			Twelve months Ended
	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Net income attributable to Daqo New Energy Corp. shareholders	9,619	3,083	3,606	12,956	16,649
Costs related to the non-operational Chongqing polysilicon operations	1,976	2,327	3,329	10,725	13,874
Share-based compensation	275	911	150	3,688	1,784
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	11,870	6,321	7,085	27,369	32,307
Adjusted earnings per basic ADS (non-GAAP)	$1.14	$0.60	$0.79	$2.65	$3.91
Adjusted earnings per diluted ADS (non-GAAP)	$1.13	$0.59	$0.77	$2.62	$3.82

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.